SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

VARSITY GROUP INC.

(Name of Subject Company (Issuer))

VGI ACQUISITION CORP.

a wholly-owned subsidiary of

VGI HOLDINGS CORP.

a wholly-owned subsidiary of

FOLLETT CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922281100

(CUSIP Number of Class of Securities)

Dennis A. McMahon

VGI Acquisition Corp.

2233 West Street

River Grove, IL 60171

(708) 583-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brooks B. Gruemmer

McDermott Will & Emery LLP

227 West Monroe Street

Chicago, IL 60606

Telephone: (312) 984-7594

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment”) amends and supplements Item 11 in the Tender Offer Statement on Schedule TO, filed on March 7, 2008 (the “Schedule TO”) with the Securities and Exchange Commission by VGI Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of VGI Holdings Corp., a Delaware corporation (“Parent”), which is a wholly-owned subsidiary of Follett Corporation, an Illinois corporation (“Follett”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning the Company—Certain Preliminary Financial Statements,” which is incorporated by reference, is hereby amended and supplemented as follows:

As of March 28, 2008, the Company has substantially completed the audit of its consolidated financial statements as of and for the year ended December 31, 2007, and has identified certain additional adjustments to its December 31, 2007 results, the largest of which related to Campus Outfitters. The changes to the financial information presented in this document from that presented in the Offer to Purchase filed on March 7, 2008 are primarily related to:

•	a $1.2 million impairment of the Campus Outfitter uniform inventory (the Company sold its Campus Outfitters business on February 27, 2008); and
•

$0.8 million in increased cost of textbook sales based on the availability of actual results data as compared to historical estimates, which were used in the preparation of the preliminary information summarized in the Offer to Purchase.

In addition, the Company expects to receive a “going concern” opinion when the fiscal 2007 audit is completed.

Giving effect to the adjustments identified to date, the Company’s unaudited consolidated financial statements as of and for the year ended December 31, 2007 show the following:

•

Unaudited consolidated balance sheet as of December 31, 2007: cash of $0.0, restricted cash of $2.0 million, total current assets of $9.3 million, total assets of $12.9 million, total current liabilities of $7.1 million and total liabilities of $8.1 million;

•

Unaudited statements of income of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: net sales of $44.4 million, gross margin of $11.4 million, total operating expenses of $21.1 million, operating loss of $9.7 million and net loss of $9.9 million; and

•

Unaudited statement of cash flow of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2007: cash used in operating activities of $2.1 million, proceeds from investing activities of $3.6 million and cash used in financing activities of $1.9 million, for a net decrease in cash of $0.4 million.

The Company’s independent auditors did not review or audit the data provided above or the underlying financial statements. There can be no assurance that this information will be consistent with final audited information, which may vary materially from the information above.

.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VGI ACQUISITION CORP.
	By:	/s/ Dennis McMahon
Name: Dennis A. McMahon Title: Secretary
Dated: March 28, 2008